EXHIBIT 12

Ratio of Earnings to Fixed Charges

	Six Months Ended	Twelve Months Ended August 31,
	February 28, 2014	2013	2012	2011	2010	2009
Income before income tax provision	$2,287	$3,895	$3,376	$4,294	$3,373	$3,164
Add:
Noncontrolling interests	23	5	-	-	-	-
Fixed charges	686	1,383	1,260	1,212	1,100	996
Amortization of capitalized interest	3	7	6	5	-	-
Less: Capitalized interest	(3)	(7)	(9)	(10)	(12)	(16)
Earnings as defined	$2,996	$5,283	$4,633	$5,501	$4,461	$4,144

Interest expense, net of capitalized interest	$87	$193	$94	$77	$90	$91
Capitalized interest	3	7	9	10	12	16
Portions of rentals representative of the interest factor	596	1,183	1,157	1,125	998	889
Fixed charges as defined	$686	$1,383	$1,260	$1,212	$1,100	$996

Ratio of earnings to fixed charges	4.37	3.82	3.68	4.54	4.06	4.16